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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CTC MEDIA, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12642X 10 6
(CUSIP Number)
Vladimir Lechtman
Jones Day
51 Louisiana Avenue, N.W.
Washington, D.C. 20001
(202) 879-3939
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	12642X 10 6	Page	2	of	21

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
ALFA CAPITAL HOLDINGS (CYPRUS) LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cyprus

	7	SOLE VOTING POWER:

NUMBER OF		30,381,432*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		30,381,432*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,548,896*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

* See Item 5

CUSIP No.	12642X 10 6	Page	3	of	21

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
ABH FINANCIAL LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		30,381,432*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		30,381,432*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,548,896*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

* See Item 5.

CUSIP No.	12642X 10 6	Page	4	of	21

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
ABH HOLDINGS CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		30,381,432*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		30,381,432*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,548,896*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

CUSIP No.	12642X 10 6	Page	5	of	21

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
ALFA CTC HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cyprus

	7	SOLE VOTING POWER:

NUMBER OF		9,167,464*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,167,464*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,548,896*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

* See Item 5.

CUSIP No.	12642X 10 6	Page	6	of	21

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
ALFA FINANCE HOLDINGS S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		9,167,464*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,167,464*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,548,896*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

* See Item 5.

CUSIP No.	12642X 10 6	Page	7	of	21

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
CTF HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Gibraltar

	7	SOLE VOTING POWER:

NUMBER OF		9,167,464*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,167,464*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,548,896*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

* See Item 5.

CUSIP No.	12642X 10 6	Page	8	of	21

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
CROWN FINANCE FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Liechtenstein

	7	SOLE VOTING POWER:

NUMBER OF		9,167,464*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,167,464*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,548,896*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

* See Item 5.

Item 1. Security and Issuer
          This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of CTC Media, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 15a, Pravda St., Moscow, Russia 125124.
Item 2. Identity and Background
          This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	Alfa Capital Holdings (Cyprus) Ltd.;

(ii)	ABH Financial Limited;

(iii)	ABH Holdings Corp.;

(iv)	Alfa CTC Holdings Limited;

(v)	Alfa Finance Holdings S.A.;

(vi)	CTF Holdings Limited; and

(vii)	Crown Finance Foundation.
          This Statement relates to the Shares held of record by Alfa CTC Holdings Limited and Alfa Capital Holdings (Cyprus) Ltd. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A hereto.
The Reporting Persons
          Alfa Capital Holdings (Cyprus) Ltd. (“Alfa Capital Holdings”) is a Cyprus company, with its principal address at Julia House, 3 Themistocles Dervis Street, First Floor 1066, Nicosia, Cyprus. The principal business of Alfa Capital Holdings is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Capital Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
          ABH Financial Limited (“ABH Financial”) is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of ABH Financial is to function as a holding company. ABH Financial is the sole shareholder of Alfa Capital Holdings, and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Alfa Capital Holdings. Current information concerning the identity and background of the directors and officers of ABH Financial is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
          ABH Holdings Corp. (“ABH Holdings”) is a British Virgin Islands company with its principal address at Geneva Place, 2nd Floor, 333 Waterfront Dr., P.O. Box 3339, Road Town, Tortola, British Virgin Islands. ABH Holdings is the sole shareholder of ABH Financial and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Alfa Capital Holdings. The principal business of ABH Holdings is to function as a holding company. Current information concerning the identity and background of the directors and officers of ABH Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          Alfa CTC Holdings Limited (“Alfa CTC”) is a Cyprus company with its principal address at Themistokli Dervi 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Alfa CTC is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa CTC is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
          Alfa Finance Holdings S.A. (“Alfa Finance”) is a Luxembourg limited liability company with its principal address at 3, Bld du Prince Henri, L-1724, Luxembourg. Alfa Finance is the sole shareholder of Alfa CTC and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. The principal business of Alfa Finance is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
          CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Alfa Finance. As a consequence of its majority ownership of the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance and may therefore be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
          Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
          The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
          During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
          Prior to the initial public offering of the Issuer in June of 2006, Alfa Capital Holdings held 6,207,296 common shares and 41,677 preferred shares. In connection with the IPO, the preferred shares were converted into 33,341,600 common shares, as a result of which Alfa Capital Holdings held 39,548,896 Shares. On December 27, 2006, Alfa Capital Holdings transferred 9,167,464 Shares (the

“Transferred Shares”) to its direct parent company, ABH Financial by way of dividend. On December 27, 2006, ABH Financial transferred the Transferred Shares to its direct parent company, ABH Holdings by way of dividend. Subsequently, on December 27, 2006, ABH Holdings transferred the Transferred Shares by way of capital contribution to Alfa CTC, which was at that time a direct 100% subsidiary of ABH Holdings, in exchange for the issuance to ABH Holdings of 1000 additional shares in Alfa CTC.
          Pursuant to the terms of the Purchase Agreement (as more fully described in Item 6 below), on December 28, 2006, Alfa Finance acquired the entire capital stock of Alfa CTC from ABH Holdings for an aggregate purchase price of US$233,953,681.20, which amount was funded by Alfa Finance’s working capital. As a result, Alfa Finance acquired beneficial ownership of the Transferred Shares held of record by Alfa CTC.
Item 4. Purpose of Transaction
          The information set forth in Items 5 and 6 hereof is hereby incorporated by reference into this Item 4.
          Alfa Finance has acquired Alfa CTC, which directly holds the Transferred Shares, from ABH Holdings as part of an internal group restructuring as more fully described below and in the documents described in Item 6 and attached as Exhibits hereto.
          As a result of their beneficial ownership positions, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investments. As part of their effort to maximize the value of their direct and indirect investments, the Reporting Persons may, from time to time, consider, evaluate, and propose various possible transactions involving the Issuer or its subsidiaries, which could include, among other things:
(i) the possible direct or indirect acquisition of additional securities of the Issuer;
(ii) the possible disposition of any securities of the Issuer owned directly or indirectly by them;
(iii) possible extraordinary corporate transactions (such as a merger, consolidation, or reorganization) involving the Issuer or any of its subsidiaries; or
(iv) the possible acquisition by the Issuer or its subsidiaries of assets or interests in one or more entities, including other entities in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or operations by the Issuer or its subsidiaries.
          The Reporting Persons may also, from time to time, formulate other plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, tax considerations, or other factors.
Item 5. Interest in Securities of the Issuer
          The information set forth in Items 4 and 6 of the Statement is hereby incorporated by reference into this Item 5.
          (a) (i) By virtue of being members of Alfa Group Consortium (as defined in Item 2 above), each of the Reporting Persons may be deemed to be the beneficial owner of 39,548,896 Shares, of which 30,381,432 Shares are held of record by Alfa Capital Holdings and 9,167,464 Shares are held of record by

Alfa CTC (representing in aggregate approximately 26.1% of the total number of the Shares outstanding). This percentage is calculated on the basis of the Issuer having 151,505,672 Shares issued and outstanding as of October 31, 2006, as reported by the Issuer in its most recent quarterly report on Form 10-Q dated October 31, 2006. To the best of the Reporting Persons’ knowledge, other than the Reporting Persons and other than noted in Annex A hereto, none of the persons named in Item 2 beneficially owns any Shares.
          (ii) The Issuer, the Reporting Persons (other than Alfa Finance, CTF Holding and Crown Finance,) MTG Broadcasting AB (“MTG”), Cavendish Nominees Limited (“Cavendish”); and Sector Investment Holding Company Limited (“Sector”) are parties to the Stockholders’ Agreement with respect to their ownership interests in the Issuer, as described in Item 6 hereof. As a result, the Reporting Persons may be deemed to be part of a “group” with MTG, Cavendish, and Sector, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Reference is made to such statements on Schedule 13D or Schedule 13G as may be filed with the Securities and Exchange Commission by MTG, Cavendish, and/or Sector, or any of their affiliates, for information regarding such entities, their respective beneficial ownership of Shares, and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons’ knowledge, as of June 8, 2006, each of MTG, Cavendish, and Sector, respectively, may be deemed to beneficially own the following numbers of Shares: MTG – 60,008,800 (39.6% of the total number of Shares outstanding); Cavendish – 11,360,667 (7.5% of the total number of Shares outstanding); and Sector – 2,405,891 (1.6% of the total number of Shares outstanding). These percentages are calculated on the basis of the Issuer having 151,505,672 Shares issued and outstanding as of October 31, 2006, as reported by the Issuer in its most recent quarterly report on Form 10-Q dated October 31, 2006. The Reporting Persons and any other person named in response to Item 2 hereof disclaim beneficial ownership of any Shares held by MTG, Cavendish, or Sector, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in response to Item 2 hereof is part of a “group” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13d-5 under the Exchange Act) or is the beneficial owner of any Shares beneficially owned by MTG, Cavendish, or Sector.
          (b) (i) Alfa CTC may be deemed to have the sole power to vote and dispose of the 9,167,464 Shares that it holds of record.
          As a consequence of Alfa Finance’s direct interests in Alfa CTC, CTF Holdings’ indirect interests in Alfa Finance, and Crown Finance’s direct interests in CTF Holdings, Alfa Finance, CTF Holdings and Crown Finance may be deemed to have the power to direct the shares of Alfa CTC, and therefore may be deemed to have the sole power to direct the voting and disposition of the 9,167,464 Shares held of record by Alfa CTC.
          (ii) Alfa Capital Holdings may be deemed to have the sole power to vote and dispose of the 30,381,432 Shares that it holds of record.
          As a consequence of ABH Financial’s direct interests in Alfa Capital Holdings and ABH Holdings’ direct interests in ABH Financial, ABH Financial and ABH Holdings may be deemed to have the power to direct the shares of Alfa Capital Holdings, and therefore ABH Financial and ABH Holdings may be deemed to have the sole power to direct the voting and disposition of the 30,381,432 Shares held of record by Alfa Capital Holdings.
          (c) Except as otherwise stated herein, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares during the past 60 days by any of the persons named in response to Item 2.
          (d) To the best of the Reporting Persons’ knowledge, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Alfa Capital Holdings and Alfa CTC (then known as Jaystone Limited) are parties to a stockholders’ agreement, dated May 12, 2006 (the “Stockholders’ Agreement”), with the Issuer, and certain other major stockholders of the Issuer. Additionally, on December 28, 2006, ABH Financial and ABH Holdings executed adoption agreements in the form provided as Exhibit B to the Stockholders’ Agreement, whereby each agreed to be bound by the terms and conditions of the Stockholders’ Agreement. The Stockholders’ Agreement governs the relationship of the parties thereto as stockholders of the Issuer. A copy of the Stockholders’ Agreement is provided as Exhibit C and is incorporated herein by reference. The foregoing description of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by the terms of the Stockholders’ Agreement, which are incorporated herein by reference.
          Alfa Capital Holdings and Alfa CTC are parties to a registration rights agreement relating to the Shares, dated May 1, 2006 (the “Registration Rights Agreement”), with the Issuer and certain other stockholders of the Issuer. The Registration Rights Agreement provides for certain arrangements by the parties with respect to the registration of the Shares of the Issuer under the Securities Act of 1933. A copy of the Registration Rights Agreement is provided as Exhibit D and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of the Registration Rights Agreement, which are incorporated herein by reference.
          On December 28, 2006, Alfa Finance and ABH Holdings entered into a share purchase agreement (the “Purchase Agreement”), pursuant to which on December 28, 2006, ABH Holdings sold to Alfa Finance 100% of the shares in Alfa CTC. As a result, and as of such date, Alfa Finance became the beneficial owner of the 9,167,464 Shares held for the account of Alfa CTC. A copy of the Purchase Agreement is attached hereto as Exhibit B and is incorporated herein by reference. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of the Purchase Agreement, which are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
          The Exhibit Index is incorporated herein by reference.

Signature
          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

ALFA CAPITAL HOLDINGS (CYPRUS) LTD.

December 29, 2006 Date

/s/ Andriy Glavatskyy Signature

Andriy Glavatskyy, Director Name/Title

ABH FINANCIAL LIMITED

December 29, 2006 Date

/s/ Pavel Nazarian Signature

Pavel Nazarian, Director Name/Title

ABH HOLDINGS CORP.

December 29, 2006 Date

/s/ Pavel Nazarian for and on behalf of Alfa Finance Holdings S.A. Signature

Pavel Nazarian for and on behalf of Alfa Finance Holdings S.A., Director Name/Title

ALFA CTC HOLDINGS LIMITED

December 29, 2006 Date

/s/ Maria Pitta Signature

Maria Pitta, Director Name/Title

ALFA FINANCE HOLDINGS S.A.

December 29, 2006 Date

/s/ Pavel Nazarian Signature

Pavel Nazarian, Attorney-in-fact Name/Title

CTF HOLDINGS LIMITED

December 29, 2006 Date

/s/ Franz Wolf Signature

Franz Wolf, Director Name/Title

CROWN FINANCE FOUNDATION

December 29, 2006 Date

/s/ Franz Wolf Signature

Franz Wolf, Attorney-in-fact Name/Title

ANNEX A
Directors and Officers of Alfa Capital Holdings (Cyprus) Ltd.

Name/Title/Citizenship	Principal Occupation	Business Address
Pavel Nazarian, Director (Russia)	Director of Headquarters, Alfa Finance Holdings S.A.	3, Bld du Prince Henri, L-1724 Luxembourg

Andriy Glavatskyy, Director (Ukraine)	Director of Alfa Capital Holdings (Cyprus) Limited	Presidium Building, 3rd Floor, 6 Demostenis Severis Avenue, Nicosia, 1080, Cyprus

Simon Roache, Director (UK)	CEO of Alfa Capital Markets London	21st Floor, City Tower 40 Basinghall Street London EC2V 5DE United Kingdom

Dinos Constantinou, Director (Cyprus)	Chartered accountant	6 Ayias Elenis Street Ayios Dhometios 2363 Nicosia

Melina Pyrgou, Director (Cyprus)	Lawyer	7 Stassandrou Street, 4th floor, Flat 402
Directors and Officers of ABH Financial Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Pavel Nazarian, Director (Russia)	Director of Headquarters, Alfa Finance Holdings S.A.	3, Bld du Prince Henri, L-1724 Luxembourg

Joseph Louis Daniel Moss, Director (UK)	Director, ABH Financial Limited	10/8 International Commercial Centre, Casemates Square, Gibraltar

Directors and Officers of ABH Holdings Corp.

Name/Title/Citizenship	Principal Occupation	Business Address
Mikhail Fridman, Director (Russia)	Chairman of the Supervisory Board of Alfa-Bank Group	107078, Moscow, Mashy Poryvaevoy str., 9, “G”, Russia

Petr Aven, Director (Russia)	President of Alfa-Bank Group	107078 Moscow, Mashy Poryvaevoy str., 9, “G”, Russia

Alexander Knaster, Director (USA)	CEO, Pamplona Management	25 Park Lane, London, W1K 1RA, the United Kingdom

Andrey Kosogov, Director (Russia)	First Deputy Chairman of the Executive Board of Directors of OJSC Alfa-Bank	107078, Moscow, Ak. Sakharov Prospekt, 12, 10th floor, Russia

Alexey Kouzmichev, Director (Russia)	Chairman of the Board of Directors of Alfa-Eco	121019, Moscow, Novy Arbat str., 21, 10th floor, Russia

David Gould, Director (USA)	Director of Corporate Development, Finance and Control, CTF Holdings Ltd	6 Sechenovskiy Pereulok, Buildings 3, Floor 3, 119034, Moscow, Russia

Ildar Karimov, Director (Russia)	Chief Executive Officer, Alfa Finance Holdings S.A.	Moscow, Mashy Poryvaevoy str., 9, “G”, Russia

German Khan, Director (Russia)	Executive Director of TNK-BP	1 Arbat Street, 119019 Moscow, Russia

Alfa Finance Holdings S.A., Director, (Luxembourg)		3, Bld du Prince Henri, L-1724 Luxembourg
Directors and Officers of Alfa CTC Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Maria Pitta, Director (Cyprus)	Accountant	Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus

Charalambos Michaelides, Director (Cyprus)	Chartered accountant	Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus

Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship	Principal Occupation	Business Address
Mikhail Fridman, Director (Russia)	Chairman of the Supervisory Board of Alfa-Bank Group	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia 107078

Petr Aven, Director (Russia)	President of Alfa-Bank Group	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia 107078

Alexander Knaster, Director (USA)	CEO, Pamplona Management	25 Park Lane, London, W1K 1RA, the United Kingdom

Andrey Kosogov, Director (Russia)	First Deputy Chairman of the Executive Board of Directors of OJSC Alfa-Bank	107078, Moscow, Ak. Sakharov Prospekt, 12, 10th floor, Russia

Alexey Kouzmichev, Director (Russia)	Chairman of the Board of Directors of Alfa-Eco	121019, Moscow, Novy Arbat str., 21, 10th floor, Russia

David Gould, Director (USA)	Deputy Director of Corporate Development	6 Sechenovskiy Pereulok, Buildings 3, Floor 3, 119034, Moscow, Russia

Ildar Karimov, Director (Russia)	Chief Executive Officer, Alfa Finance Holdings S.A.	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia 107078

German Khan, Director (Russia)	Executive Director of TNK-BP	1 Arbat Street, 119019 Moscow, Russia

Pavel Nazarian, Officer-Director of Headquarters (Russia)	Director of Headquarters, Alfa Finance Holdings S.A.	3, Bld du Prince Henri, L-1724 Luxembourg
Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar
Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Advisor	Talacker 35, 8001 Zurich Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain, Director (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Gamzin, Director (Russia)	Director General, OAO Russian Technologies	3rd Golutvinsky Pereulok, 10 Building 6, 109180 Moscow, Russia

German Khan, Director (Russia)	Executive Director, TNK-BP Management	1 Arbat Street, 119019 Moscow, Russia

Lev Khasis, Director (Russia)	Chief Executive Officer, X5 Retail Group N.V.	3 Red Square, 109012 Moscow, Russia

Alexander Kosiyanenko, Director (Russia)	Member of the Supervisory Board of X5 Retail Group N.V.	Apt. 421 Mozhayskoye shosse 2, B 121356 Moscow, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of the Board of Directors, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	6 Sechenovskiy Pereulok, Building 3, Floor 3, 119034, Moscow, Russia

Leonid Reznikovich, Director (Russia)	Chief Executive Officer — Altimo LLC	11 Savvinskaya Nab., 119435 Moscow, Russia

Alexander Savin, Director (Russia)	Chief Executive Officer — Alfa Eco LLC	12 Krasnopresnenskaya Nab., International Trade Center 2, Entrance 7 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge: (a) none of the persons listed in this Annex A hold any Shares, and (b) none of the persons listed in this Annex A has any contracts, arrangements, understandings or relationships with respect to the Shares.

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement, dated as of December 29, 2006, by and among Alfa Capital Holdings (Cyprus) Ltd.; ABH Financial Limited; ABH Holdings Corp.; Alfa CTC Holdings Limited; Alfa Finance Holdings S.A.; CTF Holdings Limited; and Crown Finance Foundation.

Exhibit B	Purchase Agreement, dated as of December 28, 2006, between Alfa Finance Holdings S.A and ABH Holdings Corp.

Exhibit C	Stockholders’ Agreement, dated May 12, 2006, between CTC Media, Inc., Alfa Capital Holdings (Cyprus) Ltd.; Alfa CTC Holdings Limited and certain other stockholders, incorporated herein by reference to Exhibit 10.39 to the registration statement on Form S-1/A filed with the Securities and Exchange Commission on May 12, 2006, by CTC Media, Inc.

Exhibit D	Registration Rights Agreement, dated May 1, 2006, between CTC Media, Inc., Alfa Capital Holdings (Cyprus) Ltd., Alfa CTC Holdings Limited, and certain other stockholders, incorporated herein by reference to Exhibit 10.40 to the registration statement on Form S-1/A filed with the Securities and Exchange Commission on May 1, 2006, by CTC Media, Inc.

Exhibit E	A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Statement on behalf of Crown Finance Foundation, incorporated herein by reference to Exhibit D to the statement on Schedule 13D/A filed with the Securities and Exchange Commission by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on August 15, 2006.

Exhibit F	A conformed copy of the Power of Attorney authorizing Pavel Nazarian to sign this statement on behalf of Alfa Finance Holdings S.A.